UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR SECTION 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 2)

Reeves Telecom Limited Partnership

 (Name of Subject Company (Issuer))

Reeves Telecom Acquisition Corp.
John S. Grace

(Name of Filing Person (Offerors))

Limited Partnership Units of Reeves Telecom Limited Partnership
Unexchanged Shares of Common Stock of Reeves Telecom Corporation

(Title of Class of Securities)

None

(CUSIP Number of Class of Securities)

John S. Grace, President	Copy to:
Reeves Telecom Acquisition Corp.	Thomas A. Klee, Esq.
55 Brookville Road	Law Office of Thomas A. Klee
Glen Head, NY 11545	55 Bath Crescent Lane
(516) 686-2211	Bloomfield, CT 06002
(860) 242-0004

 (Name, address, and telephone numbers of person authorized
to receive notices and communications on behalf of filing persons)

Calculation of Filing Fee

Transaction Valuation*	Amount of Filing Fee

Units-$2,616,800	$279.97
Shares- 100,543	10.59
Total-$2,717,343	$290.76

* The filing fee is calculated on the basis of the total amount of the Offer, consisting of $1.50 cash per Unit for 1,744,533 Units issued and outstanding and 67,029 unexchanged shares of Common Stock of Reeves Telecom Corporation.

☒  Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $290.76
Form or Registration No.: Schedule TO
Filing Party: Reeves Telecom Acquisition Corp.
Date Filed: June 14, 2006

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☒	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

This Amendment No. 2 to the Tender Offer Statement and Rule 13e-3 Transaction Statement on Schedule TO relates to the offer by Reeves Telecom Acquisition Corp. (“RTAC”) and John S. Grace (together, the “Offerors”) to purchase any and all outstanding limited partnership units (the “Units”) of Reeves Telecom Limited Partnership, a South Carolina limited partnership (the “Partnership”), and any and all unexchanged shares of Common Stock of Reeves Telecom Corporation, the predecessor of the Partnership (the “Shares”), at a price of $1.50 per Unit, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase and the related Letter of Transmittal (which together, as they may be amended and supplemented from time to time, constitute the “Offer”) and which were filed as exhibits to the Schedule TO filed by RTAC on June 14, 2006.

The Offerors have extended the expiration date of the Offer to Friday, August 11, 2006 at 5:00 p.m., Eastern Daylight Time (the “Expiration Date”). The Offerors expressly reserve the right, in their sole discretion, at any time and from time to time, and regardless of whether or not any of the events set forth in Section 6 of the Offer to Purchase shall have occurred or shall be deemed by the Offeror to have occurred, to extend the period of time during which the Offer is open and thereby delay acceptance for payment of, and payment for, any Units or Shares by giving oral or written notice of the extension to the Partnership and making a public announcement of the extension. The Offerors also expressly reserve the right, in their sole discretion, to initiate a subsequent offering period after the Expiration Date, as it may be extended from time to time.

As of 12:00 p.m. on August 4, 2006, a total of 173,247 Units and 791 Shares had been tendered. Until the termination of the Offer on the Expiration Date, or any date to which the Offer is further extended, all tendered Units and Shares may be withdrawn.

ITEM 12. EXHIBITS.

(a)(1)	Offer to Purchase dated June 14, 2006. Incorporated by reference from Exhibit (a)(1) to Schedule TO filed by RTAC on June 14, 2006.

(a)(2)	Letter of Transmittal dated June 14, 2006. Incorporated by reference from Exhibit (a)(2) to Schedule TO filed by RTAC on June 14, 2006.

(a)(3)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees dated June 14, 2006. Incorporated by reference from Exhibit (a)(3) to Schedule TO filed by RTAC on June 14, 2006.

(a)(4)	Letter to Clients dated June 14, 2006. Incorporated by reference from Exhibit (a)(4) to Schedule TO filed by RTAC on June 14, 2006.

(a)(5)	Notice of Guaranteed Delivery. Incorporated by reference from Exhibit (a)(5) to Schedule TO filed by RTAC on June 14, 2006.

(a)(6)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9. Incorporated by reference from Exhibit (a)(6) to Schedule TO filed by RTAC on June 14, 2006.

(a)(7)	Press Release dated June 9, 2006. Incorporated by reference from Exhibit (a)(1) to Schedule TO filed by RTAC on June 9, 2006.

(a)(8)	Letter to Unit holders of Reeves Telecom Limited Partnership and attachments dated June 9, 2006. Incorporated by reference from Exhibit (a)(2) to Schedule TO filed by RTAC on June 9, 2006.

(a)(9)	Press Release dated July 14, 2006. Incorporated by reference from Exhibit (a)(9) to Amendment No. 1 to Schedule TO filed by RTAC on July 14, 2006.

(a)(10)	Press Release dated August 4, 2006.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 4, 2006	Reeves Telecom Acquisition Corp.

	By:	/S/ JOHN S. GRACE
John S. Grace
Its: President

/S/ JOHN S. GRACE
John S. Grace
Title